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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Hanover Direct, Inc.

Title of Class of Securities:  Common Stock, $0.66 2/3 par value

CUSIP Number:  410783104

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Peter Woodward, c/o Regan Partners, L.P., 6 East 43rd Street
            New York, New York 10017; (212) 661-3442

     (Date of Event which Requires Filing of this Statement)

                        December 31, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 410783104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basil P. Regan

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         626,000

8.  Shared Voting Power:

         42,649,350

9.  Sole Dispositive Power:

         626,000

10. Shared Dispositive Power:

         42,649,350

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         43,275,350




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12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         20.48%

14. Type of Reporting Person

         IN









































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The purpose of this Schedule 13D is to report the ownership of
Basil P. Regan (the "Reporting Person") in the Common Stock,
$0.66 2/3 par value (the "Shares"), of Hanover Direct, Inc. (the
"Issuer") of 20.48% of the Shares outstanding.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock, $0.66 2/3 par value, in Hanover Direct, Inc.

         The name and address of the principal executive and business office of the Issuer is:

         Hanover Direct, Inc.
         1500 Harbor Blvd.
         Weehawken, New Jersey 07087

Item 2.  Identity and Background

         This statement is being filed on behalf of the Reporting Person. The Reporting Person is the general partner of Regan Partners, L.P., a New Jersey limited partnership (the "Partnership"), and is the principal of Regan Fund Management Ltd., a New York corporation. Regan Fund Management Ltd. is the investment manager of Regan International Fund Limited, a British Virgin Islands Corporation (the "International Fund"), and has investment discretion over certain managed accounts, two of which hold Shares of the Issuer (the "managed accounts").

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The Reporting Person is a citizen of the United States of America.






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Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is deemed to beneficially own 43,275,350 Shares. All 43,275,350 Shares are held by either the Partnership, the International Fund, the managed accounts, the Reporting Person or an account over which the Reporting Person has investment discretion. All of the Shares were purchased in open market transactions. The Shares were purchased for an aggregate purchase price of $104,572,819. The funds for the purchase of the Shares held in the Partnership, the International Fund, the managed accounts and the account over which the Reporting Person has investment discretion have come from the working capital of the Partnership, the International Fund, the managed accounts or the account over which the Reporting Person has investment discretion. The funds for the purchase of the Shares held by the Reporting Person came from the Reporting Person's own funds. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

         The Shares deemed to be beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 43,275,350 Shares. Based on the Issuer's filing on Form 10-Q on September 25, 1999, as of November 3, 1999 there were 211,255,301 Shares outstanding. Therefore, the the Reporting Person is deemed to beneficially own 20.48% of the outstanding Shares. The Reporting Person has the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. All transactions in the Shares effected by the Reporting Person during the sixty days prior to January 1, 2000 through the date of this filing were effected in open-market transactions and are set forth in Exhibit A hereto.





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Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Person has no contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to January 20, 2000 through the date of this filing is filed herewith as Exhibit A.






































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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                                 /s/ Basil P. Regan
                             _________________________________
                             Basil P. Regan


January 20, 2000

































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                                                        Exhibit A

                    SCHEDULE OF TRANSACTIONS

                 Price Per Share         Number of Shares
  Date       (excluding commission)     Purchased or (Sold)
  ____     __________________________  _____________________

11/29/99                 3.512             40,000

11/30/99                 3.802             33,400

12/1/99                  3.744             15,000

12/10/99                 2.969             15,000

12/13/99                 3.250             25,000

12/14/99                 3.347             25,000

12/17/99                 3.175              4,000

12/20/99                 3.188             25,000

12/20/99                 3.137             21,100

12/21/99                 3.156             25,000

12/21/99                 3.188             17,600

12/22/99                 3.194             45,000

12/23/99                 3.188             15,000

12/23/99                 3.173             27,700

12/27/99                 3.121             24,300

12/28/99                 3.342             40,000

12/28/99                 3.342             15,000

12/29/99                 3.567            105,300

12/30/99                 3.600            200,000

12/30/99                 3.641            100,000

12/30/99                 3.625             50,000


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12/30/99                 3.625             98,600

12/31/99                 3.630            850,000

12/31/99                 3.625            325,000

12/31/99                 3.625            100,000

12/31/99                 3.616             25,000

12/31/99                 3.625            300,000

12/31/99                 3.625             15,000

12/31/99                 3.625             25,000

12/31/99                 3.580             55,000


































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